FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA ANNOUNCES SIGNING CONCESSION AGREEMENT FOR THE Ps. 1,896 MILLION LA PIEDAD BYPASS

Mexico City, March 24, 2009 – Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) announced that the Ministry of Communications and Transportation (SCT) signed the 30-year concession agreement for the La Piedad Bypass with ICA’s wholly-owned subsidiary Libramiento ICA La Piedad S.A. de C.V. The total value of the project is Ps. 1,896 million.

The concession agreement includes the construction, operation, exploitation, conservation, and maintenance of the 21.38 km La Piedad Bypass as well as the modernization of 38.8 km of federal highway Mex-110 and 7.32 km of Mex-90 in the states of Guanajuato and Michoacán. The construction will be done over a period of 22 months.

The project was awarded through an international bidding process under the Federal Roads, Bridges, and Automotive Transport Law, and Banco Santander is arranging the required financing. The La Piedad Bypass will form part of the inter-trunking axis that unifies the Mexico City - Nogales and Querétaro - Ciudad Juárez north-south highway corridors. It is also expected to relieve congestion in the city of La Piedad resulting from long haul traffic between the Bajío region and western Mexico.

The La Piedad Bypass project is also expected to have operational synergies with the highway projects that ICA currently operates. These include the Irapuato – La Piedad and Queretaro – Irapuato Public Private Partnership (PPP) highways, and the Red de Carreteras de Occidente (RCO) concessioned highways: Maravatío – Zapotlanejo, Zapotlanejo – Guadalajara, Zapotlanejo – Lagos de Moreno, and León-Lagos – Aguascalientes.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3664 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer